UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

                                        (Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 1-12079

CALPINE CORPORATION RETIREMENT SAVINGS PLAN
(EIN 77-0212977 PLAN NUMBER 002)
(Full title of the plan)

CALPINE CORPORATION

50 WEST SAN FERNANDO STREET
SAN JOSE, CALIFORNIA 95113
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

SIGNATURES
Reports of Independent Auditors
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule
Schedule of Assets (Held at End of Year)
Exhibit Index
EXHIBIT 23.1
CONSENT OF INDEPENDENT ACCOUNTANTS
EXHIBIT 23.2
INDEPENDENT AUDITORS’ CONSENT

Required Information

Financial Statements :

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

Notes to Financial Statements

Other: *

Schedule I — Schedule of Assets (Held at End of Year) as of December 31, 2002

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted, because they are not applicable.

Exhibit 23.1 – Consent of PricewaterhouseCoopers LLP, Independent Public Accountants.

Exhibit 23.2 – Independent Auditors’ Consent — Deloitte & Touche LLP.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 17, 2003	By:	/s/ Peter Cartwright

Peter Cartwright
Chairman of the Board of Directors of
Calpine Corporation

Calpine Corporation
Retirement Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2002 and 2001

Calpine Corporation
Retirement Savings Plan
Index to Financial Statements and Supplemental Schedule

Page

Reports of Independent Auditors	1
Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2002 and 2001	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	4
Notes to Financial Statements	5
Supplemental Schedule:*
Schedule I — Schedule of Assets (Held at End of Year) at December 31, 2002	9

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted, because they are not applicable.

Report of Independent Auditors

To the Advisory Committee, Participants and Plan Administrator of the
Calpine Corporation Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Calpine Corporation Retirement Savings Plan (the “Plan”) at December 31, 2002, and the changes in net assets available for benefits for the year then ended are in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The financial statements of the Plan as of December 31, 2001 and for the year then ended was audited by other independent auditors whose report, dated June 12, 2002, expressed an unqualified opinion on those statements.

October 15, 2003

INDEPENDENT AUDITORS’ REPORT

To the Advisory Committee of the
Calpine Corporation Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Calpine Corporation Retirement Savings Plan (the Plan) as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of nonexempt transactions for the year ended December 31, 2001 and schedule of assets (held at end of year) as of December 31, 2001 are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

San Jose, California
June 12, 2002

Calpine Corporation
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,

	2002	2001

Assets
Investments, at fair value (Note 3)	$67,041,018	$67,814,406
Participant loans	2,137,693	1,849,227

Total investments	69,178,711	69,663,633

Net assets available for benefits	$69,178,711	$69,663,633

The accompanying notes are an integral part of these financial statements.

Calpine Corporation
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

For the Year
Ended
December 31,
2002
Changes in net assets available for benefits attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(34,567,842)
Interest and dividends	763,179
Interest income from participant loans	158,605

Total investment loss	(33,646,058)
Contributions:
Participant	18,923,367
Company	11,632,231
Rollovers	4,680,228

Total contributions	35,235,826

Total additions	1,589,768

Deductions from net assets attributed to:
Benefits paid to participants	(2,399,939)
Administrative expenses	(120,065)

Total deductions	(2,520,004)

Net decrease before transfers in	(930,236)
Net assets transferred from other qualified plans	445,314

Net decrease	(484,922)
Net assets available for benefits:
Beginning of year	69,663,633

End of year	$69,178,711

The accompanying notes are an integral part of these financial statements.

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements

1.	Description of the Plan and Investment Program

The following description of the Calpine Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Calpine Corporation (the “Company”) established the Plan effective January 1, 1987 to supplement employees’ retirement income. All active, full-time employees, with the exception of collective bargaining employees, are eligible to participate in the Plan the first month following the employee’s hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is directly monitored by the Advisory Committee appointed by the Board of Directors. Fidelity Management Trust Company is the Plan trustee. Arnerich Massena & Associates are the investment advisors to the Plan.

During the year 2001, the Company acquired a company, upon which assets amounting to $445,314 were transferred into the Plan in 2002 from the qualified benefit plan of this company.

Participant and Company Contributions

The plan offers participants the option of contributing pre-tax and/or after-tax dollars under Section 401(k) of the Internal Revenue Code. Each year, participants may contribute up to an annual maximum of 15% of eligible compensation on an after-tax basis or an annual maximum of the lesser of 60% of eligible compensation or $11,000 on a pre-tax basis for 2002. Employee pretax contributions from 1% to 100% can be made on any employer-paid bonus. For each payroll period, the Company makes a matching contribution equal to 4% of the employee’s eligible compensation for such payroll period, as defined by the Plan agreement. The Company may, at its discretion, make additional annual profit sharing contributions to the Plan. For the year ended December 31, 2002, the Company did not make any additional profit-sharing contribution. The amount contributed by the participant and on behalf of the participant by the Company for a given year may not exceed the lesser of 40,000; or 100% of the participant’s annual compensation.

Participant Accounts

Each participant has the right to direct the investment of his/her account balance and contributions to various investment options, all of which are managed by Fidelity Investments. The investment options are provided to allow participants a choice as to investment elections. Participants may change the allocation of their contributions on a daily basis. In addition, participants may borrow from their accounts in accordance with the Plan’s provisions. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of administrative expenses, as defined in the Plan document.

Vesting

Participants are always fully vested in their account balances, for contributions made to the participant’s account by both the employer and by the employee.

Participant Loans

Participants are allowed to have one loan outstanding at any one time. Loans are limited to the lesser of $50,000 or one-half of the participant’s vested balance, and are secured by his/her account balance. Loans must be for a minimum of $1,000. Participants can obtain loans with a term of ten years if the loans are used for the purpose of acquiring their principal residence. The term of all other loans shall not extend beyond five years. Interest rates on the loans outstanding at December 31, 2002 range from 7.0 percent to 10.00 percent. Principal and interest is paid ratably through biweekly payroll deductions.

Payments of Benefits

Participant accounts are payable upon disability, death or termination of employment with the Company. Upon termination of employment, participants may receive a lump-sum payment of their account balances

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements

subject to the vesting provisions described above. Additional optional payment forms, including a qualified joint and survivor annuity, are available at the election of the participant. If the value of the participant’s account is less than $5,000, the payment will be made in a lump sum. Any taxable distribution paid by the trustee directly to the participant will be subject to mandatory federal income tax withholding of 20% of the requested distribution.

Forfeited Accounts

Forfeitures of non-vested company contributions due to participant terminations are used to reduce Company contributions. At December 31, 2002, forfeited nonvested accounts totaled $1,500.

Administrative Expenses

Investment management fees, trustee fees, agent fees and brokerage commissions are paid by the Plan and are allocated to the individual participant accounts. Other outside professional and administrative services are paid or provided by the Company to the extent they are not covered by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event the Plan should terminate, the Plan administrator will facilitate the distribution of account balances under the provisions of the Plan agreement until all assets have been distributed by the trustee.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared in accordance with the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in mutual funds are stated at fair value based on publicly quoted market prices. Calpine Corporation common stock, a publicly traded security, is valued at fair value based upon the last reported sales price on the last business day of the Plan year. Loans to participants are valued at cost, which approximates fair value. Purchases and sales of securities are recorded as of the trade date. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Risks and Uncertainties

In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits and statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements

Reclassification

Certain prior year balances have been reclassified to conform to the current year presentation.

3.	Investments

The following investments held by the Plan represented 5% or more of the Plan’s net assets:

	December 31,

	2002	2001

Calpine Corporation common stock	$11,658,045	$25,904,619
Fidelity Magellan Fund	9,173,623	9,752,953
Fidelity Aggressive Growth Fund	4,726,901	5,416,435
Fidelity Balanced Fund	6,511,954	5,425,473
Fidelity Equity Income II Fund	4,583,292	3,795,929
Fidelity Retirement Money Market Fund	18,916,092	11,124,639
Fidelity Interbond	4,450,621	2,295,706

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Year Ended
December 31,
2002
Mutual funds	$8,801,287
Calpine Corporation common stock	25,766,555

Net depreciation in fair value of investments	$34,567,842

4.	Party-In-Interest Transactions

The trustee is a party-in-interest according to Section 3(14) of ERISA. The trustee serves as Plan recordkeeper, investment manager and custodian to the Plan. As defined by ERISA, any person or organization that provides these services to the Plan is a party-in-interest. Fees paid by the Plan to the trustee amounted to $120,065 for the year ended December 31, 2002.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2001, that the Plan and its related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

Supplemental Schedule

Calpine Corporation
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
At December 31, 2002

	(b)			(e)
	Identity of Issuer, Borrower,	(c)	(d)	Current
(a)	Lessor or Similar Party	Description of Investment	Cost	Value
*	Calpine Corporation common stock	3,571,960 shares of unitized stock fund	**	$11,658,045
*	Fidelity Magellan Fund	116,181 shares of mutual fund investments	**	9,173,623
*	Fidelity Aggressive Growth Fund	422,422 shares of mutual fund investments	**	4,726,901
*	Fidelity Balanced Fund	489,989 shares of mutual fund investments	**	6,511,954
*	Fidelity Overseas Fund	109,555 shares of mutual fund investments	**	2,410,215
*	Fidelity Equity Income II Fund	263,559 shares of mutual fund investments	**	4,583,292
*	Fidelity Retirement Money Market Fund	18,916,092 shares of mutual fund investments	**	18,916,092
*	Fidelity Intermediate Bond Fund	414,783 shares of mutual fund investments	**	4,450,621
	Morgan Stanley Institutional Fund	56,276 shares of mutual fund investments	**	667,431
	Brown Capital Management Small Company Fund	57,229 shares of mutual fund investments	**	1,200,665
	Sterling Capital Small Cap Value Fund	121,031 shares of mutual fund investments	**	1,482,627
	Spartan US Equity Index	31,737 shares of mutual fund investments	**	988,622
*	298 Participant loans	Interest rates, 7.0% to 10.0%	**	2,141,099
*	Fidelity	Interest-bearing cash	**	243,871
*	Fidelity	Noninterest-bearing cash	**	23,653

		Total		$69,178,711

*	Party-in-interest for which a statutory exemption exists.

**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year and disposed of at any time before the last day of the Plan’s fiscal year, with certain exceptions.

Exhibit Index

Exhibit 23.1 – Consent of PricewaterhouseCoopers LLP, Independent Public Accountants.

Exhibit 23.2 – Independent Auditors’ Consent — Deloitte & Touche LLP.

EXHIBIT 23.1 – Consent of PricewaterhouseCoopers LLP, Independent Public Accountants.

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-34002) of Calpine Corporation of our report dated November 7, 2003 relating to the financial statements of Calpine Corporation Retirement Benefit Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

San Francisco, CA
December 12, 2003

EXHIBIT 23.2 – Independent Auditors’ Consent — Deloitte & Touche LLP.

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-34002 of Calpine Corporation on Form S-8 of our report dated June 12, 2002 relating to the financial statements of Calpine Corporation Retirement Savings Plan as of and for the year ended December 31, 2001 appearing in this Annual Report on Form 11-K of Calpine Corporation Retirement Savings Plan for the year ended December 31, 2002.

DELOITTE & TOUCHE LLP

San Francisco, California
December 12, 2003